UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 24, 2012

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated October 23, 2012, announcing STMicroelectronics’ 2012 Third Quarter and Nine Month Financial Results.

PR No.: C2694C

STMicroelectronics
Reports 2012 Third Quarter and Nine Month Financial Results

•	Third quarter net revenues up 0.9% sequentially to $2.17 billion
•	Third quarter gross margin up 50 basis points sequentially to 34.8%
•	New cost-savings plan at ST level to achieve $150 million of annualized savings by end of 2013
•	Non-cash impairment charge of $690 million for Wireless

Geneva, October 23, 2012 - STMicroelectronics (NYSE: STM) reported financial results for the third quarter and nine months ended September 29, 2012.

On a sequential basis, third quarter net revenues increased 0.9% to $2.17 billion and gross margin improved to 34.8%. Net loss attributable to parent company was $478 million, mainly due to a non-cash charge of $690 million for the impairment of Wireless goodwill.

President and CEO Carlo Bozotti commented, ”Our third quarter revenue and gross margin results delivered sequential improvements.Overall, the strength of our product portfolio enabled us to manage the current weak demand environment. As anticipated, we benefited from the revenue growth of our MEMS, microcontrollers, Power MOSFET and IGBT businesses, which continue to expand into new applications, and we continue to strengthen relationships with key market leaders, such as Audi and Samsung. ST’s wholly-owned businesses operating margin improved, on a sequential basis, to 5.8%, mainly driven by improvements inour Power Discrete (PDP) segment.

“We have already been taking a number of important steps to advance our key priorities. In December, we will present our new strategic plan which will accelerate the roadmap towards our previously announced financial model and ensure the future success of both our Analog and Digital businesses and, therefore, of our company as a whole.

“Through this process we are progressing in moving our digital businesses towards self-sustainability and we are announcing today a new $150 million annual savings plan at the ST level: a part of the savings coming from the identified initiatives to leverage on the synergies of our Unified Processing Platform approach announced in April, and the remainder of the savings coming from other new initiatives, such as efficiencies in our process technology development model and expenses related to design outsourcing.

“Our Wireless segment delivered strong progress during the third quarter; however, the segment’s operating loss and negative cash flows still remain significant. As part of our annual impairment test and based upon our assessment of the Wireless segment plan, updated in Q3 2012, and the evolving dynamics of the smartphone industry, we posted a non-cash charge of $690 million. This charge reflects our current best estimate of the fair market value of our Wireless business.”

Summary Financial Highlights
U.S. GAAP (In Million US$)	Q3 2012	Q2 2012	Q3 2011
Net Revenues (a)	2,166	2,148	2,442
Gross Margin	34.8%	34.3%	35.8%
Operating Loss, as reported	(792)	(207)	(23)
Net Income (Loss) attributable to parent company	(478)	(75)	71
(a)Net revenues include sales recorded by ST-Ericsson as consolidated by ST

Non-U.S. GAAP* Before impairment, restructuring and one-time items (In Million US$)	Q3 2012	Q2 2012	Q3 2011
Operating Loss	(79)	(151)	(13)
Operating Margin	(3.6%)	(7.0%)	(0.5%)
Operating Margin – attributable to ST	0.3%	(1.3%)	4.3%

Third Quarter Review

ST’s third quarter net revenues increased 0.9% on a sequential basis, with ST’s wholly-owned businesses stable and the Wireless product segment increasing by about 4%, including revenue from IP licensing of $35 million. The EMEA region grew sequentially 5%, while Greater China & South Asia, the Americas, and Japan & Korea were relatively flat.

Third quarter gross margin increased 50 basis points sequentially to 34.8% mainly due to improved manufacturing efficiencies, a favorable product mix and currency effects.Unsaturation charges in the third quarter were $19 million compared to $16 million in the second quarter.

Combined SG&A and R&D expenses decreased 6% to $852 million compared to $909 million in the prior quarter due to positive seasonal and currency effects and ST-Ericsson’s ongoing cost-realignment initiatives. Combined operating expenses as a percentage of sales, improved to 39.3% in the 2012 third quarter compared to 42.3% in the prior quarter.

Restructuring and impairment charges significantly increased to $713 million compared to $56 million in the prior quarter, mainly due to the non-cash impairment charge of Wireless goodwill.

Reflecting losses at ST-Ericsson, operating margin before impairment, restructuring and one-time items attributable to ST improved to 0.3% in the 2012 third quarter compared to negative 1.3% in the prior quarter.*

In the third quarter of 2012, net loss attributable to non-controlling interests was $351 million, which mainly included the 50% owned by Ericsson in the ST-Ericsson joint venture, as consolidated by ST. In the second quarter of 2012, the corresponding amount was $160 million.

Third quarter net loss attributable to parent company was $478 million or $(0.54) per share, compared to a net loss of $(0.08) per share and diluted earnings of $0.08 per share in the prior and year-ago quarters, respectively. On an adjusted basis, net of related taxes, ST reported a non-U.S. GAAP net loss per share of $(0.03), excluding impairment, restructuring charges and one-time items in the third quarter, compared to a net loss of $(0.05) per share and diluted earnings of $0.09 per share in the prior and year-ago quarters, respectively.*

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(*) Operating income before impairment, restructuring and one-time items, operating margin before impairment, restructuring and one-time items, operating margin before impairment, restructuring and one-time items attributable to ST and adjusted net earnings per share are non-U.S. GAAP measures. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

For the third quarter of 2012, the effective average exchange rate for the Company was approximately $1.29 to €1.00 compared to $1.32 to €1.00 for the second quarter of 2012 and $1.40 to €1.00 for the third quarter of 2011.

Net Revenues by Market Segment / Channel

Net Revenues By Market Segment / Channel (*) (Estimated and In %)	Q3 2012	Q2 2012	Q3 2011
Market Segment / Channel:
Automotive	18%	19%	17%
Computer	13%	13%	14%
Consumer	11%	10%	10%
Industrial & Other	9%	9%	9%
Telecom	25%	27%	28%
Total OEM	76%	78%	78%
Distribution	24%	22%	22%
(*) Sales recorded by ST-Ericsson and consolidated by ST are included in Telecom and Distribution.

On a sequential basis, Computer, Consumer and Industrial & Other grew 3%, 1% and 1%, respectively, while Automotive and Telecom decreased 3% and 8%, respectively. Distribution increased 6%.

Revenues and Operating Results by ST Product Segment

Commencing January 1, 2012, the Company began reporting the former ACCI Product Segment (Automotive/Consumer/Computer/Communication Infrastructure) into the other segments. The new product segments are Automotive Segment (“APG”) and Digital Sector (“Digital”) comprised of the Digital Convergence Group (“DCG”) and Imaging, BiCMOS ASIC and Silicon Photonics Group (“IBP”).

Operating Segment (In Million US$)	Q3 2012 Net Revenues	Q3 2012 Operating Income (Loss)	Q2 2012 Net Revenues	Q2 2012 Operating Income (Loss)	Q3 2011 Net Revenues	Q3 2011 Operating Income (Loss)
Automotive (APG)	391	34	404	38	404	46
Analog, MEMS & Microcontrollers (AMM)	804	101	774	98	856	147
Digital	325	(30)	353	(36)	442	20
Power Discrete (PDP)	275	18	262	4	316	33
Wireless (a)	359	(184)	344	(240)	412	(215)
Others (b)(c)	12	(731)	11	(71)	12	(54)
TOTAL	2,166	(792)	2,148	(207)	2,442	(23)

(a) Wireless includes the portion of sales and operating results of ST-Ericsson as consolidated in the Company’s revenues and operating results, as well as other items affecting operating results related to the wireless business.
(b) Net revenues of “Others” includes revenues from sales of Subsystems, assembly services and other revenues.
(c) Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, phase out and start-up costs, NXP arbitration award and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of the Subsystems and Other Products Group. “Others” includes $19million, $16 million and $42 million of unused capacity charges in the third and second quarters of 2012 and third quarter of 2011, respectively; and $713 million, $56 million and $10 million of impairment, restructuring charges and other related closure costs in the third and second quarters of 2012 and third quarter of 2011, respectively.

Automotive (APG) third quarter net revenues decreased 3.1% sequentially, mainly due to weak market trends. APG third quarter operating margin was 8.6%, compared to 9.4% in the prior quarter.

Analog, MEMS and Microcontrollers (AMM) third quarter net revenues increased 3.9% sequentially driven by analog and microcontroller applications. AMM operating margin was 12.6% in the 2012 third quarter, stable compared to the prior quarter.

Digital third quarter net revenues decreased 7.8% sequentially principally due to weak demand from specific Imaging customers leading to a sequential revenue decrease of the Imaging, Bi-CMOS ASIC and Silicon Photonics (IBP) division to $85 million from $124 million in the previous quarter. Digital operating loss was reduced to negative $30 million in the 2012 third quarter, compared to a loss of $36 million in the prior quarter.

Power Discrete (PDP) third quarter net revenues increased 5.2% sequentially due to higher demand for Power MOSFET and IGBT. PDP operating margin increased to 6.4% in the 2012 third quarter compared to 1.6% in the prior quarter.

Wireless net revenues in the third quarter increased 4.3% compared to the prior quarter reflecting ST-Ericsson’s continued ramp of NovaThor platforms as well as revenues from IP licensing. Wireless operating loss was $184 million in the third quarter, or $98 million after considering non-controlling interest, compared to a loss of $240 million, or $113 million after considering non-controlling interest, in the prior quarter. For additional information, see ST-Ericsson’s Q3 2012 earnings results press release at www.st.com and at www.stericsson.com

Cash Flow and Balance Sheet Highlights

Free cash flow was negative $80 million in the third quarter mainly due to the results of ST-Ericsson. In the prior quarter free cash flow was negative $129 million.*

Capital expenditures, net of proceeds from sale, were $203 million during the third quarter of 2012 compared to $70 million in the prior quarter. Year-to-date capital expenditures are down significantly, at $398 million, compared to $1.2 billion in the first nine months of 2011.

Inventory slighty decreased at quarter end to $1.48 billion.

In the third quarter, dividends paid to stockholders were $89 million.

ST continued to maintain a solid attributable net financial position with a net cash position of $1.06 billion, as adjusted, taking into account the 50% of ST-Ericsson’s debt, at September 29, 2012 compared to $1.17 billion at December 31, 2011.ST’s cash and cash equivalents, marketable securities and restricted cash equaled $1.93 billion and total debt was $1.56 billion, including $695 million of short-term debt by ST-Ericsson to Ericsson, at September 29, 2012.*

Total equity, including non-controlling interest, was $6.33 billion at quarter end.

In the 2012 third quarter the Company posted a return on net assets (RONA) attributable to ST of 0.5%.*

Nine Months 2012 Results

Net revenues for the first nine months of 2012 decreased approximately 16% to $6.33 billion from $7.54 billion in the year-ago period mainly due to lower volumes, including a significant drop in sales at ST’s former largest customer, and a slowdown in the overall semiconductor market.

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(*) Free cash flow, net financial position and RONA attributable to ST are non-U.S. GAAP measures. For additional informationand reconciliation to U.S. GAAP, please refer to Attachment A.

Gross margin was 32.9% of net revenues, compared to 37.7% of net revenues for the 2011 first nine months. The first nine months 2012 gross margin was negatively impacted by lower sales, unsaturation charges of $106 million and, to a lesser extent, a one-time $53 million charge to ST’s cost of sales due to an arbitration award. Net loss, as reported, was $730 million in the first nine months of 2012, or ($0.82) per share, compared to a net income of $661 million, or $0.73 diluted earnings per share in the first nine months of 2011. On an adjusted basis, net of related taxes, ST reported a non-U.S. GAAP net loss per share of ($0.22) excluding impairment, restructuring charges and one-time items in the first nine months of 2012 compared to diluted earnings of $0.43 per share in the first nine months of 2011.*

The effective average exchange rate for the Company was approximately $1.31 to €1.00 for the first nine months of 2012, compared to $1.37 to €1.00 for the first nine months of 2011.

2012 Nine Months Revenue and Operating Results by Product Segment

Operating Segment (In Million US$)	Nine Months 2012 Net Revenues	Nine Months 2012 Operating Income (Loss)	Nine Months 2011 Net Revenues	Nine Months 2011 Operating Income (Loss)
Automotive (APG)	1,186	108	1,295	187
Analog, MEMS & Microcontrollers (AMM)	2,336	298	2,631	490
Digital	1,014	(103)	1,451	98
Power Discrete (PDP)	770	16	986	123
Wireless	994	(717)	1,143	(601)
Others	31	(954)	37	(119)
TOTAL	6,331	(1,352)	7,543	178

New Savings Plan

In a move to enhance performance and optimize asset utilization, ST has announced a new savings plan designed to achieve $150 million in annual savings at the ST level upon completion by the end of 2013.

A portion of the savings coming from the identified initiatives will leverage the synergies of our previously disclosed Unified Processing Platform approach by integrating the development of System-On-Chip for digital TV. The plan also involves other new initiatives, such as efficiencies in our process-technology development model and expenses related to design outsourcing. Total restructuring costs are expected to be about $25 to $30 million through completion and might affect up to 500 jobs including contractors and attritions.

As a consequence, in combination with the savings to be realized through the restructuring plan announced in April 2012 underway at ST-Ericsson and considering the 50% holding of ST in ST-Ericsson, the Company expects to capture $220 million in annualized savings benefiting operating income attributable to ST by the end of 2013 (based on Q4 2011 cost base).*

Fourth Quarter 2012 Business Outlook

Mr. Bozotti stated, “Looking to the fourth quarter, we expect a relatively flat quarter-to-quarter pattern in revenue for the Company, reflecting the weak macro environment which has translated into a decrease of our booking levels. In anticipation, we have put in place plans to better align our manufacturing with the market environment by temporarily closing fabs, repatriating activities from subcontractors and executing cost-reduction measures. These extraordinary measures target an inventory reduction of approximately $150 million and will result in unsaturation charges during the fourth quarter estimated at about $80 million.
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(*) Adjusted net earnings per share and operating income attributable to ST are non-U.S. GAAP measures. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

“As we have been managing through the difficult wireless business and macro-economic issues this year, our focus has been on maintaining a solid financial position. ST’s attributable net financial position exiting 2012 is expected to improve in the fourth quarter and to be stable compared to the end of December, 2011. We have significantly reduced our capital expenditures this year and now project that the full year amount will be about $500 million.

“Finally, even with the softer macro environment, in the fourth quarter we anticipate strong revenue growth in motion MEMS and environmental sensors and continued progress in microcontrollers. On a longer-term basis, we have greatly expanded our opportunities in automotive with the recently announced strategic alliance with Audi.”

The Company expects fourth quarter 2012 revenues sequential evolution to be in the range of about -5% to +2%. Reflecting significantly higher unsaturation charges compared to the third quarter, gross margin in the fourth quarter is expected to be about 32.0%, plus or minus 2 percentage points.

This outlook is based on an assumed effective currency exchange rate of approximately $1.30 = €1.00 for the 2012 fourth quarter and includes the impact of existing hedging contracts. The fourth quarter will close on December 31, 2012.

Recent Corporate Developments

On August 6, ST announced the completion of an IP and talent acquisition from bTendo, an Israel-based projection-technology innovator. Following a successful joint development effort leveraging bTendo’s Scanning Laser Projection engine and ST’s industry-leading MEMS expertise, ST is well positioned to lead the emerging video-sharing market for smartphones and other portable consumer devices.

On August 30, ST announced a cooperation agreement with, and minority investment of 6 million Euros in, MicroOLED, a Grenoble, France-based company dedicated to the development and commercialization of state-of-the-art organic light emitting diodes (OLEDs). The agreement and investment strengthens ST’s presence in the emerging market of micro-displays for a wide range of portable applications, spanning from camera viewfinders, video goggles to medical and security applications.

On September 13, ST announced that Georges Penalver had joined the company and been appointed Executive Vice President, Member of the Corporate Strategic Committee and Corporate Strategy Office. Penalver, most recently a member of the executive board of France Telecom/Orange Group in charge of the Group’s Strategic Initiatives and Partnerships brings wide experience in defining corporate strategies, leading businesses, and implementing comprehensive transformation processes. At the same time, Executive Vice-President Jean-Marc Chery assumed the responsibilities of General Manager, Digital Sector, while maintaining his current role of Executive Vice-President, Chief Technology and Manufacturing Officer. As a consequence of Chery’s expanded responsibilities, Eric Aussedat, Corporate Vice President, General Manager, Imaging, Bi-CMOS ASIC and Silicon Photonics Group; Joel Hartmann, Corporate Vice President, Front-end Manufacturing & Process R&D, Digital Sector, and Philippe Magarshack, Corporate Vice President, Design Enablement & Services, were promoted to Executive Vice Presidents while maintaining their previous scope of activities.

At the same time, ST also announced it will present its new strategic plan in December. The objectives of the plan are to continue to accelerate the company’s roadmap towards its already announced financial model, taking into account the changed market environment and some specific customer dynamics, and to continue to ensure the future success of the company in total, with the two pillars, the Analog and the Digital businesses, both becoming as quickly as possible sustainable segments of ST.

Q3 2012 – Product and Technology Highlights

During the quarter, ST made strong progress with important new-product introductions and significant design wins in its key growth areas, including energy management & savings, trust & data security, health & wellness and smart consumer devices.

Automotive
•	Contributed to safer, more reliable electronics systems in vehicles by introducing the only surge protection devices certified to the automotive industry’s preferred specifications.
•	Established a joint laboratory to drive innovation in Automotive electronics with the FAW Group of China.
•	Collected multiple design wins on three continents for 32-bit automotive microcontrollers that manage critical safety systems in the car, including airbags and vehicle stability control.
•	Confirmed its leadership position in car-body applications with two major design wins at major automotive-electronics manufacturers in Europe and Korea.
•	Awarded a design win in the power supply for an Engine Management System (EMS) at one of the world’s largest automotive players.
•	ST’s chips were selected to regulate voltage in automotive alternators by a major car maker in Korea.

Digital Sector
Digital Convergence
•
With the introduction of a new, tiny set-top box (STB) chip, enabled end users to enjoy the prospect of smaller, cheaper portable STBs that allow broadcast and OTT (Over-The-Top) multimedia services beyond the confines of their home.

•	Secured multiple design wins with major PC makers and display manufacturers for high-speed active-protocol routers.
•	Earned an important win for a 40nm System-on-Chip to power a new series of IP set-top boxes from one of the largest players in the global market.
•	Collected a design win for the Orly System-on-Chip in IP set-top boxes from a leading Asian service provider.
•	Delivered to a major networking OEM samples of integrated circuits for 100Gb/s long-haul communication, manufactured in 32nm process technology.

Imaging, Bi-CMOS ASIC and Silicon Photonics
•	Collected important design wins for an image-improvement processor chip in multiple smart phones from a leading mobile handset brand.
•	Co-developed, with CMOSIS, a full-frame 24-Mpixel image sensor for a high-end digital still camera for a leading European camera and optics manufacturer.

Analog, MEMS and Microcontrollers
•	Introduced high-efficiency cool bypass switches for photovoltaic modules that reduce the cost/W of renewable energy by enabling an even higher percentage of harvested energy to reach end users.
•	Earned a design win for a power supply and control IC for digital satellite receivers at a major Chinese manufacturer.
•	Ramped production of power-supply controllers for the newest all-in-one computer from a leading US manufacturer.
•	Unveiled our smallest (3x3x1mm), lowest-power and highest-performance chip-scale gyroscope for advanced motion-sensing applications.
•	Won the accelerometer and gyroscope sockets for a new smartphone from a leading consumer electronics manufacturer.
•	Awarded the dual-core gyroscope by a major mobile vendor to perform Optical Image Stabilization in its flagship smartphone.
•	Entered in the fast-growing touch-screen market, by ramping up production of IN-cell touch-control ICs for Samsung’s latest smartphone.
•	Awarded the microphone socket in a popular tablet from a major US corporation.
•	Built further STM32 momentum with important design wins for a new keyboard at a major Consumer OEM and a pedometer/fitness-monitoring device from a leading US manufacturer.

•	Collected wins for STM8 microcontrollers to manage power consumption in gaming accessories from major OEMs.
•	Won a slot with a leading Asian healthcare equipment manufacturer for the 2-Mbit EEPROM memory in a respiratory aid system.
•	Ramped volume production of the new Visa-certified Advantis/TIBC smartcard banking system-on-chip in Latin America.

Power Discretes
•	Revealed advanced high-voltage power MOSFETs targeted to emerging eco-design standards and green-energy opportunities.
•	Achieved qualification for MOSFETs at a major Japanese car maker for a DC/DC converter in hybrid electric vehicles.
•	Collected multiple design wins for high-speed electrostatic-discharge protection in TV displays, PCs, laptops, mobiles and tablets at major global OEMs.
•	Earned wins for RF antenna tuner chips for mobile phones and tablets from a leading Taiwanese OEM.
•	Won a socket for Intelligent Power Modules in high-end washing machines at a leading European household appliance provider.

ST-Ericsson
•
Lenovo LePhone S899t smartphone - designed for China Mobile - is powered by the ST-Ericsson Nova™ A9500 application processor. This is the first smartphone from Lenovo which is built on ST-Ericsson’s dual-core high-performance application processor. In addition to the Nova A9500,ST-Ericsson’s CG2900 and CW1100 connectivity solutions were also selected by Lenovo to enable GPS, Bluetooth, FM and Wi-Fi features.

•
ANT Wireless, a division of Dynastream Innovations Inc., announced the newest addition to its ANT family of silicon solutions: the ST-Ericsson CG2905 GNSS/Bluetooth/FM single-chip device which embeds support of ANT.

•	ST-Ericsson continues to expand cooperation with Chinese manufacturers on the NovaThor U8500 and its upgraded version, the NovaThor U8520.
•
During the quarter, both the NovaThor L8540 LTE ModAp platform and the FD-SOI (Fully Depleted Silicon-On-Insulator) variant of this product were taped out and sample wafer fabrication started. Samples of both products are expected to be available during Q4.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including operating income (loss) before impairment, restructuring and one-time items, operating margin before impairment, restructuring and one-time items, operating margin before impairment, restructuring and one-time items attributable to ST, adjusted net earnings (loss), adjusted net earnings (loss) per share, free cash flow, RONA attributable to ST, net financial position and net financial position, adjusted to account for 50% investment in ST-Ericsson.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information by other companies.

See Attachment A of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•
the continuing difficult macro-economic and industry conditions have led us to undertake a strategic review of our activities, focusing in particular on digital, so as to better align our performance in digital and analog with our financial model and achieve a sustainable financial balance; as a result, our new strategic plan, to be announced in December, may raise the possibility of further impairment and/or restructuring charges which could have a material impact on our financial results;

•	further impairment charges which could be required in the event that ST-Ericsson is unable to successfully execute its new strategic plan and achieve a sustainable financial balance;
•
changes in demand in the key application markets and/or from key customers served by our products, including demand for products where we have achieved design wins and/or demand for applications where we are targeting growth, all of which make it extremely difficult to accurately forecast and plan our future business activities;

•
our ability in periods of reduced market demand or visibility to reduce our expenses as required, as well as our ability to operate our manufacturing facilities at sufficient levels with existing process technologies to cover our fixed operating costs;

•
our ability, in an intensively competitive environment, to identify and allocate necessary design resources to successfully develop and secure customer acceptance for new products meeting their expectations as well as our ability to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•
the financial impact of obsolete or excess inventories if actual demand differs from our expectations as well as the ability of our customers to successfully compete in the markets they serve using our products;

•
our ability to maintain or improve our competiveness especially in light of the increasing volatility in the foreign exchange markets and, more particularly, in the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;
•
changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact are results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	product warranty or liability claims based on epidemic or delivery failures or recalls by our customers for a product containing one of our parts;
•	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations; and
•
current macro-economic and industry uncertainties, the Eurozone crisis and other global factors which may result in limited growth or recession in one or more important regions of the world economy, sovereign default, changes in the political, social, economic or infrastructure environment, including as a result of military conflict, social unrest and/or terrorist activities, as well as natural events such as severe weather, health risks, epidemics, earthquakes, tsunami, volcano eruptions or other acts of nature in, or affecting, the countries in which we, our key customers or our suppliers, operate all of which may in turn also cause unplanned disruptions in our supply chain and reduced or delayed demand from our customers

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2011, as filed with the SEC on March 5, 2012. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

STMicroelectronics Conference Call and Webcast Information
On October 24, 2012, the management of STMicroelectronics will conduct a conference call to discuss the Company’s operating performance for the third quarter of 2012.

The conference call will be held at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET. The conference call will be available live via the Internet by accessing http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download, and install any necessary audio software. The webcast will be available until November 2, 2012.

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power technologies and multimedia convergence applications. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

In 2011, the Company’s net revenues were $9.73 billion. Further information on ST can be found at www.st.com.

(tables attached)

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	September 29,	October 1st,
	2012	2011

Net sales	2,119	2,392
Other revenues	47	50
NET REVENUES	2,166	2,442
Cost of sales	(1,413)	(1,569)
GROSS PROFIT	753	873
Selling, general and administrative	(274)	(302)
Research and development	(578)	(596)
Other income and expenses, net	20	12
Impairment, restructuring charges and other related closure costs	(713)	(10)
Total Operating Expenses	(1,545)	(896)
OPERATING LOSS	(792)	(23)
Interest expense, net	(8)	(3)
Earnings (loss) on equity-method investments	(4)	(7)
Gain on financial instruments, net	-	1
LOSS BEFORE INCOME TAXES	(804)	(32)
AND NONCONTROLLING INTEREST
Income tax benefit (expense)	(25)	3
NET LOSS	(829)	(29)
Net loss (income) attributable to noncontrolling interest	351	100
NET INCOME (LOSS) ATTRIBUTABLE TO PARENT COMPANY	(478)	71

EARNINGS (LOSS) PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.54)	0.08
EARNINGS (LOSS) PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.54)	0.08

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
DILUTED EARNINGS (LOSS) PER SHARE	887.8	905.6

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Nine Months Ended
	(Unaudited)	(Unaudited)
	September 29,	October 1st,
	2012	2011

Net sales	6,269	7,460
Other revenues	62	83
NET REVENUES	6,331	7,543
Cost of sales	(4,246)	(4,702)
GROSS PROFIT	2,085	2,841
Selling, general and administrative	(876)	(930)
Research and development	(1,828)	(1,738)
Other income and expenses, net	55	70
Impairment, restructuring charges and other related closure costs	(788)	(65)
Total Operating Expenses	(3,437)	(2,663)
OPERATING INCOME (LOSS)	(1,352)	178
Other-than-temporary impairment charge and realized gain on financial assets	-	318
Interest expense, net	(26)	(20)
Loss on equity-method investments	(13)	(22)
Gain on financial instruments, net	3	22
INCOME (LOSS) BEFORE INCOME TAXES	(1,388)	476
AND NONCONTROLLING INTEREST
Income tax expense	(11)	(111)
NET INCOME (LOSS)	(1,399)	365
Net loss (income) attributable to noncontrolling interest	669	296
NET INCOME (LOSS) ATTRIBUTABLE TO PARENT COMPANY	(730)	661

EARNINGS (LOSS) PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.82)	0.75
EARNINGS (LOSS) PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.82)	0.73

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
DILUTED EARNINGS (LOSS) PER SHARE	886.3	906.7

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	September 29,	June 30,	December 31,
In millions of U.S. dollars	2012	2012	2011
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	1,686	1,806	1,912
Restricted cash	-	-	3
Marketable securities	237	259	413
Trade accounts receivable, net	1,040	1,072	1,046
Inventories, net	1,484	1,489	1,531
Deferred tax assets	155	175	141
Assets held for sale	-	20	28
Other current assets	612	578	506
Total current assets	5,214	5,399	5,580
Goodwill	370	1,054	1,059
Other intangible assets, net	554	577	645
Property, plant and equipment, net	3,611	3,606	3,920
Non-current deferred tax assets	365	366	332
Restricted cash	4	4	5
Long-term investments	114	109	121
Other non-current assets	480	432	432
	5,498	6,148	6,514
Total assets	10,712	11,547	12,094

LIABILITIES AND EQUITY
Current liabilities:
Bank overdrafts	-	-	7
Short-term debt	1,260	1,173	733
Trade accounts payable	864	965	656
Other payables and accrued liabilities	934	958	976
Dividends payable to stockholders	178	265	88
Deferred tax liabilities	1	1	14
Accrued income tax	84	94	95
Total current liabilities	3,321	3,456	2,569
Long-term debt	298	362	826
Post-retirement benefit obligations	426	414	409
Long-term deferred tax liabilities	23	23	21
Other long-term liabilities	315	282	273
	1,062	1,081	1,529
Total liabilities	4,383	4,537	4,098
Commitment and contingencies
Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,559,805 shares issued, 887,928,104 shares outstanding)	1,156	1,156	1,156
Capital surplus	2,549	2,547	2,544
Retained earnings	2,388	2,874	3,504
Accumulated other comprehensive income	743	606	670
Treasury stock	(240)	(247)	(271)
Total parent company stockholders’ equity	6,596	6,936	7,603
Noncontrolling interest	(267)	74	393
Total equity	6,329	7,010	7,996
Total liabilities and equity	10,712	11,547	12,094

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q3 2012	Q2 2012	Q3 2011

Net Cash from (used in) operating activities	148	(37)	276
Net Cash used in investing activities	(203)	(199)	(413)
Net Cash from (used in) financing activities	(80)	33	(218)
Net Cash decrease	(120)	(253)	(382)

Selected Cash Flow Data (in US$ millions)	Q3 2012	Q2 2012	Q3 2011

Depreciation & amortization	266	281	325
Net payment for Capital expenditures	(203)	(70)	(384)
Dividends paid to stockholders	(89)	(89)	(88)
Change in inventories, net	24	(21)	1

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Group VP, Corporate Media and Public Relations
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

Alexis Breton
Calyptus for STMicroelectronics
Tel : + 33 1 53 65 68 62
alexis.breton@calyptus.net

(Attachment A)
STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In Million US$ Except Per Share Data

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Operating income (loss) before, impairment, restructuring and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related closure costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to ST, and other one-time itemsnet of the relevant tax impact.

Return on net assets (RONA) is considered by management to be the key financial and economic metric to measure the return on invested capital. RONA is the ratio of operating income (loss) before impairment and restructuring charges divided by average net assets used during the period. ST defines average net assets as average total assets net of total liabilities as reported in our consolidated balance sheet excluding all items related to our financial position such as cash and cash equivalents, marketable securities, short-term deposits, current portion of long-term debt and long-term debt.

Operating income (loss) before impairment, restructuring and one-time items attributable to ST is calculated as operating income (loss) before impairment,  restructuring and one-time items excluding 50% of ST-Ericsson operating income (loss) before impairment, restructuring and one-time items as consolidated by ST. Operating margin before impairment, restructuring and one-time items attributable to ST is calculated as operating income (loss) before restructuring attributable to ST divided by reported revenues excluding 50% of ST-Ericsson revenues as consolidated by ST. RONA attributable to ST is calculated as annualized operating income (loss) before restructuring attributable to ST divided by reported net assets excluding 50% of ST-Ericsson net assets as consolidated by ST.

The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

Q3 2012 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	753	(792)	(478)	(0.54)
Impairment & Restructuring		713	456
Estimated Income Tax Effect			(7)
Non-U.S GAAP	753	(79)	(29)	(0.03)

Q2 2012 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	736	(207)	(75)	(0.08)
Impairment & Restructuring		56	28
Estimated Income Tax Effect			-
Non-U.S GAAP	736	(151)	(47)	(0.05)

Q3 2011 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS (diluted)
U.S. GAAP	873	(23)	71	0.08
Impairment & Restructuring		10	7
Estimated Income Tax Effect			7
Non-U.S GAAP	873	(13)	85	0.09
(continued)

(Attachment A – continued)

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.

Net Financial Position (in US$ millions)	September 29, 2012	June 30, 2012	October 1, 2011
Cash and cash equivalents	1,686	1,806	1,973
Marketable securities	237	259	464
Short-term deposits	-	-	91
Restricted cash	-	-	3
Non-current restricted cash	4	4	5
Total financial resources	1,927	2,069	2,536
Short-term borrowings and current portion of long-term debt	(1,260)	(1,173)	(840)
Long-term debt	(298)	(362)	(869)
Total financial debt	(1,558)	(1,535)	(1,709)
Net financial position	369	534	827

Net financial position, adjusted to account for 50% investment in ST-Ericsson	1,064	1,153	1,134

Free cash flow is defined as net cash from (used in) operating activities minus net cash used in investing activities, excluding payment for purchases of and proceeds from the sale of marketable securities, short-term deposits and restricted cash. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies.

Free cash flow (in US$ millions)	Q3 2012	Q2 2012	Q3 2011
Net cash from (used in) operating activities	148	(37)	276
Net cash used in investing activities	(203)	(199)	(413)
Payment for purchases of (proceeds from sale of) marketable securities, short-term deposits and restricted cash, net	(25)	107	1
Free cash flow	(80)	(129)	(136)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: October 24, 2012	By:	/s/ Mario Arlati

	Name:	Mario Arlati
	Title:	Executive Vice President and Chief Financial Officer